                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                           (Amendment No. _________)*

                         ALDABRA ACQUISITION CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   01407F 10 3
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)
   [ ]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 01407F 10 3                                          PAGE 2 OF 6 PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Jason Weiss
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                           5      SOLE VOTING POWER

                                           851,850 Shares
NUMBER OF                  -----------------------------------------------------
SHARES                     6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                   52,000 Shares
EACH                      -----------------------------------------------------
REPORTING                  7      SOLE DISPOSITIVE POWER
PERSON
WITH                                       851,850 Shares
                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                           52,000 Shares
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             903,850 Shares
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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             8.1%
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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 01407F 10 3                                          PAGE 3 OF 6 PAGES
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ITEM 1(A).        NAME OF ISSUER:

                  Aldabra Acquisition Corporation ("Issuer")

ITEM 1(B.)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  c/o Terrapin Partners, LLC, Rockefeller Center, 620 Fifth
                  Avenue, 3rd Floor, New York, New York 10020

ITEM 2(A).        NAME OF PERSONS FILING:

                  Jason Weiss ("Weiss")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address for activities of Weiss
                  associated with Aldabra Acquisition Corporation is c/o
                  Terrapin Partners, LLC, Rockefeller Center, 620 Fifth Avenue,
                  3rd Floor, New York, New York 10020

ITEM 2(C).        CITIZENSHIP:

                  Weiss is a United States citizen

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.0001 per share

ITEM 2(E).        CUSIP NUMBER:

                  01407F 10 3

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]   Broker or dealer registered under Section 15 of the Exchange
                  Act;
        (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c) [ ]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act;
        (d) [ ]   Investment company registered under Section 8 of the
                  Investment Company Act;
        (e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
        (f) [ ]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
        (g) [ ]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G)
        (h) [ ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
        (i) [ ]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;
        (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP NO. 01407F 10 3                     13G                  PAGE 4 OF 6 PAGES
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ITEM 4.      OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:
                   Weiss beneficially owns 903,850 shares of common stock,
                   representing (i) 851,850 shares of common stock and (ii)
                   52,000 shares of common stock held by the Terrapin Partners
                   Employee Partnership. Terrapin Partners LLC is the general partner of such partnership and Mr. Weiss is the co-manager of Terrapin Partners LLC. Does not include (i) 92,150 shares of common stock held by the JGW Trust dated August 18, 2000, a trust established for the benefit of Weiss' family, and
                   (ii) 1,572,000 shares of common stock which may be issued
                   upon exercise of warrants held by Terrapin Partners LLC which are not currently exercisable and will not become exercisable within the next 60 days.

        (b)  Percent of Class:
                   8.1%

        (c)  Number of shares as to which such person has:
             (i)   Sole power to vote or to direct the vote:
                   851,850 shares of common stock

             (ii)  Shared power to vote or to direct the vote:
                   52,000 shares of common stock

             (iii) Sole power to dispose or to direct the disposition of:
                   851,850 shares of common stock

             (iv)  Shared power to dispose or to direct the disposition of:
                   52,000 shares of common stock

        Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.

ITEM 7.      IDENTIFICATION  AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY OR CONTROL PERSON.

             None.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             None.

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CUSIP NO. 01407F 10 3                     13G                  PAGE 5 OF 6 PAGES
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ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             None.

ITEM 10.     CERTIFICATIONS.

             None.

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CUSIP NO. 01407F 10 3                     13G                  PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2006

                                     /s/ Jason Weiss
                                     ---------------
                                     Jason Weiss